311

03001440

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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PBD 3/3

SEC FILE NUMBER
8- 48125

SEC MAIL PROCESSING
RECEIVED
FEB 24 2003
WASH. D.C. 207 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MPI Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Poor Farm Road
(No. and Street)

Princeton (City) NJ (State) 08540 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James T. Dwyer III (609) 924-4200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Druker, Rahl & Fein
(Name — if individual, state last, first, middle name)

P.O. Box 7648 (Address) Princeton (City) NJ (State) 08543-7648 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, James T. Dwyer III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MPI Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Senior Vice President
Title

JANICE M. TALLONE
A Notary Public of New Jersey
My Commission Expires August 20, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MPI SECURITIES, INC.

Financial Statements

and

Supplementary Information

Year Ended December 31, 2002

MPI SECURITIES, INC.

Table of Contents

Year Ended December 31, 2002

DRUKER, RAHL & FEIN
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS
A Member of The Mercadien Group

INDEPENDENT AUDITORS' REPORT

To The Board of Directors and Stockholders of
MPI SECURITIES, INC.

We have audited the accompanying statement of financial condition of **MPI SECURITIES, INC.** as of December 31, 2002, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **MPI SECURITIES, INC.** as of December 31, 2002, and the results of its operations, changes in stockholders' equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on page eight is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Druker, Rahl & Fein

January 27, 2003

P.O. Box 7648 • Princeton, NJ 08543-7648 • 609.689.9700 • Fax 609.689.9720
www.mercadien.com

MPI SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS		
Cash	$	31,798
Investments		31,900
Other receivables		1,946
Prepaid expenses		4,049
Property and Equipment		546
Total Assets	$	70,239
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable	$	50
Income taxes payable		400
Total Liabilities		450
Stockholders' Equity		
Common stock, no par value; 5,000 shares authorized; 4,186 shares issued and outstanding	$	36,146
Additional paid-in capital		26,067
Retained earnings		13,090
Treasury stock, 814 shares at cost		(5,514)
Total Stockholders' Equity		69,789
Total Liabilities and Stockholders' Equity	$	70,239

See notes to financial statements.

MPI SECURITIES, INC.

STATEMENT OF INCOME

Year Ended December 31, 2002

Revenues	
Consulting fees	$ 110,250
Operating expenses	
Management fees	17,480
Consulting fees	64,225
Professional fees	6,722
Licensing fees	5,252
Office expense	2,374
Research	318
Publications	485
Depreciation	365
Seminars and meetings	383
Advertising	646
Insurance	369
Travel and entertainment	10,095
Other employee benefits	800
Total operating expenses	109,514
Income before provision for state income taxes	736
Provision for state income taxes	500
Net income	$ 236

See notes to financial statements.

MPI SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2002

	Common Stock		Additional Paid-in	Retained	Treasury	
	Shares	Amount	Capital	Earnings	Stock	Total
Balances, January 1, 2002	4,611	$ 35,469	$ 32,396	$ 12,854	$ (4,234)	$ 76,485
Net income	-	-	-	236	-	236
Reissuance of treasury stock	100	677	954	-	-	1,631
Purchase of treasury stock	(525)	-	(7,283)	-	(1,280)	(8,563)
Balances, December 31, 2002	4,186	$ 36,146	$ 26,067	$ 13,090	$ (5,514)	$ 69,789

See notes to financial statements.

MPI SECURITIES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2002

Cash Flows from Operating Activities	
Net income	$ 236
Adjustments to reconcile income from operations to net cash provided by operating activities	
Depreciation	365
Changes in current assets and liabilities	
Other receivables	1,290
Prepaid expenses	(315)
Accounts payable	50
Income taxes payable	200
Net cash provided by operating activities	1,826
Cash Flows from Financing Activities	
Proceeds from sale of common stock	677
Additional paid-in capital, net	(6,329)
Purchase of treasury stock	(1,280)
Net cash used in financing activities	(6,932)
Net decrease in cash	(5,106)
Cash, beginning of year	36,904
Cash, end of year	$ 31,798
Supplemental Disclosures of Cash Flow Information	
Cash paid during the year for	
Income taxes	$ 300

See notes to financial statements.

MPI SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

A. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

MPI SECURITIES, INC. (the "Company") was incorporated on January 26, 1995 and is a broker-dealer located in Princeton, New Jersey. The Company is registered with the Securities and Exchange Commission ("SEC"), and the State Securities Commission of New Jersey, as well as other states and is a member of the National Association of Securities Dealers, Inc ("NASD"). The Company does business throughout the United States.

Cash

For the purpose of the statement of cash flows, cash includes time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Property and Equipment and Depreciation

Property and equipment is stated at cost and is depreciated for financial reporting purposes on an accelerated basis over the estimated useful life of five years. Repairs and maintenance expenditures which do not extend the useful life of the related asset are expensed as incurred.

Income Taxes

The Company has elected, with the approval of its stockholders, "S" Corporation status for Federal and State income tax purposes; thus most of the income is taxed to each of the shareholders. With the exception of certain state corporate income taxes, no provision has been made for corporate income taxes in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect certain related amounts and disclosures. Accordingly, actual results could differ from those estimates.

B. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the Company maintain minimum net capital, as defined, of at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2002, the Company had net capital of $31,348 which exceeded its requirements of $5,000 by $26,348.

MPI SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

C. INVESTMENTS

Investments consist of shares of common stock purchased in a private offering. The investments are carried at cost, which approximates market and aggregated $31,900 at December 31, 2002. In addition, the investments may not be transferred without written consent and until the earlier of the effective date, or the expiration of two years following June 28, 2000 if a registration statement has not been filed with the SEC in connection with an initial public offering of shares of common stock during such two year period. As of December 31, 2002, the registration statement has not been filed with the SEC in connection with the initial public offering, but it is management's intent to hold onto shares of common stock as a long-term investment.

D. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Printer and software	$ 3,166
Less accumulated depreciation	2,620
	$ 546

Depreciation expense charged to operations was $365 for the year.

E. MAJOR CUSTOMERS

Eight customers account for the Company's total revenues. One of the customers accounts for 27% of the total revenue.

F. RELATED PARTY TRANSACTIONS

Management Planning, Inc. ("MPI"), an affiliate, provides management services to the Company and is reimbursed based on actual expenditures incurred and allocated overhead. Management fee and consulting fee expense for the year was $81,705. There were no amounts due MPI at December 31, 2002.

G. ADVERTISING

Advertising costs for business promotion are charged to operations when incurred and were $646 for the year.

SUPPLEMENTARY INFORMATION

MPI SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

As of December 31, 2002

Stockholders' equity	$ 69,789
Deductions: Non-Allowable assets	
Investments	(31,900)
Other receivables	(1,946)
Prepaid expenses	(4,049)
Property and equipment	(546)
Non-allowable assets	(38,441)
Net capital	31,348
Minimum capital requirement	5,000
Net capital in excess of minimum requirement	$ 26,348
Aggregate indebtedness	450
Ratio of aggregate indebtedness to net capital	.014 to 1

Reconciliation with Company's Computation (included in Part II A of Form X-17A-5 as of December 31, 2002).

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 31,348
Audit adjustments (net)	-
Net capital per above	$ 31,348

The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision and therefore, no computation for determination of reserve requirements was necessary.

DRUKER, RAHL & FEIN
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS
A Member of The Mercadien Group

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders of
MPI SECURITIES, INC.

In planning and performing our audit of the financial statements of **MPI SECURITIES, INC.** (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

P.O. Box 7648 • Princeton, NJ 08543-7648 • 609.689.9700 • Fax 609.689.9720
www.mercadien.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 (CONTINUED)

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of the Company to achieve all of the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD Regulation, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Druker, Rahl & Fein

January 27, 2003